SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

NetManage, Inc.

(Name of Subject Company)

NetManage, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

641144100

(CUSIP Number of Class of Securities)

Zvi Alon

Chairman of the Board of Directors, Chief Executive Officer & President

NetManage, Inc.

20883 Stevens Creek Blvd.

Cupertino, CA 95014

(408) 973-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Andrew E. Nagel, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a press release of NetManage, Inc. (“NetManage”), a leading software company that provides solutions for integrating, Web enabling and accessing enterprise information systems, dated December 27, 2006, confirming that Riley Acquisition LLC, which is owned by Riley Investment Partners, L.P. (formerly known as SACC Partners LP) has commenced an unsolicited partial tender offer to purchase up to 1,296,890 shares of NetManage common stock for $5.25 per share in cash. This press release has been posted on NetManage’s website at www.netmanage.com.

NetManage Advises Stockholders to Take No Action at This Time in Response to Commencement

of Unsolicited Partial Tender Offer by Riley

CUPERTINO, Calif. — December 27, 2006 — NetManage, Inc. (NASDAQ:NETM), a leading software company that provides solutions for integrating, Web enabling and accessing enterprise information systems, confirmed today that Riley Acquisition LLC, which is owned by Riley Investment Partners, L.P. (formerly known as SACC Partners LP) has commenced an unsolicited partial tender offer to purchase up to 1,296,890 shares of NetManage common stock for $5.25 per share in cash. According to the offer to purchase filed with the Securities and Exchange Commission, the offer will expire at 5:00 p.m., New York time, on January 22, 2007 unless Riley decides to extend the offer.

NetManage is evaluating the tender offer. NetManage’s Board of Directors, consistent with its fiduciary duties and in consultation with its advisors, expects to meet in due course to review and discuss these matters and thereafter will advise NetManage stockholders of its position, if any, regarding the tender offer. NetManage will file a solicitation/recommendation statement on Schedule 14D-9 stating its recommendation, if any, regarding the tender offer within 10 business days of the commencement of the tender offer and mailing a copy thereof to NetManage’s stockholders. In the interim, NetManage urges its stockholders to defer making a determination whether to accept or eject the tender offer until NetManage’s Board of Directors has met and stated its position with respect to the tender offer.

About NetManage

NetManage, Inc. (NASDAQ:NETM) a software company that provides solutions for integrating, Web enabling, and accessing enterprise information systems. More than 10,000 customers worldwide, including a majority of the Fortune 500, have chosen NetManage for mission critical application integration. For more information, visit www.netmanage.com.

© 2006 NetManage, Inc., its subsidiaries, and its affiliates. All rights reserved.

Notice to Investors

This communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. A solicitation and offer to buy shares of NetManage common stock is being made pursuant to an offer to purchase and related materials that Riley Investment Partners, L.P. has filed with the Securities and Exchange Commission. Riley Investment Partners, L.P. has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission and NetManage will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. In addition, this communication is not a solicitation of a proxy from any security holder of NetManage, Inc. NetManage intends to file with the Securities and Exchange Commission a proxy statement and other relevant documents to be mailed to security holders in connection with the 2007 Annual Meeting of Stockholders of NetManage and to mail a definitive proxy statement to security holders of NetManage in connection therewith. The proxy statement and the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) and the solicitation/recommendation statement, when available, will contain important information that should be read carefully and considered before any decision is made with respect to a proxy solicitation and/or the tender offer, as appropriate. All of these materials will be sent free of charge to all stockholders of NetManage by Riley or NetManage, as appropriate. In addition, all of these materials (and all other materials filed by NetManage with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Riley has stated that free copies of its offer to purchase, related letter of transmittal and certain other offering documents will be made available free of charge by Riley, and NetManage expects that Riley will make its proxy statement available free of charge once available. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by NetManage by contacting NetManage Investor Relations at NetManage, Inc., 20883 Stevens Creek Boulevard, Cupertino, California 95014, Attention: Investor Relations or at (408) 342-7637.

Note Regarding Forward Looking Statements

This press release contains, in addition to historical information, forward-looking statements that are intended to be covered by the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements included in this press release concerning activities, events or developments that NetManage expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements. Additional information on these and other risks, uncertainties and factors is included in NetManage’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the Securities and Exchange Commission.